News Release

November 14, 2006	SVU: TSX
N.R. 2006-09

Spur Ventures Third Quarter 2006 Results

All Amounts Are Expressed in U.S. dollars Unless Otherwise Stated

Vancouver, Canada – Spur Ventures Inc. ("Spur". TSX: SVU, NASDAQ OTC BB: SPVEF) announced today a consolidated EBITDA of ($408,000) in the three months ended September 30, 2006 compared to ($932,000) in the same period in 2005. Earnings per share were ($0.01), slightly improved from ($0.02) in the third quarter of 2005. The consolidated revenues in the third quarter of 2006 were $1,474,000, down from $1,736,000 in the same period of 2005.

OPERATIONAL UPDATE

Yichang Spur Chemicals

“Fertilizer demand is seasonal and the third quarter is typically an off season in Spur’s marketing area”, Dr. Rob Rennie, Spur’s President and CEO stated. “Demand for all fertilizers is lower this year than in previous years reflecting the cyclical nature of the fertilizer business.”

The total NPK production volume for the quarter ended September 30, 2006 was 7,294 mt, 39% lower than the same period of 2005 (11,961 mt), a decrease that was necessary in order to reduce inventory levels.

Third quarter 2006 revenues were $1,474,000 versus $1,736,000 in the same period of 2005, a 15% decrease, and sales volume was down by 12% to 6,583 mt from 7,462 mt. Gross profit was ($3,000) vs. $77,000 in third quarter 2005. EBITDA was ($196,000) in the three months ended September 30, 2006, compared to $32,000 in the same period in 2005.

	Q1/2006	Q2/2006	Q3/2006	Q3/06 YTD	Q1/2005	Q2/2005	Q3/2005	Q3/05 YTD	Q4/2005	Total 2005
					(Restated)	(Restated)	(Restated)	(Restated)	(Restated)	(Restated)
Production Volume (mt)	13,810	6,586	7,294	27,689	5,571	9,486	11,961	27,018	6,424	33,442
Sales Volume (mt)	12,557	4,833	6,583	23,974	7,302	9,311	7,462	24,075	5,741	29,816
Net Sales ($)	2,820,850	1,020,136	1,474,175	5,315,161	1,725,674	2,099,865	1,736,150	5,561,689	1,241,160	6,802,849
Cost of product ($)	2,624,090	1,171,584	1,476,988	5,272,662	1,442,625	2,049,960	1,659,556	5,152,142	1,582,328	6,734,470
Total Gross Profit ($)	196,760	(151,448)	(2,813)	42,499	283,049	49,905	76,593	409,547	(341,168)	68,379
Selling price/mt ($)	225	211	224	222	236	226	233	231	216	228
Cost of Product/mt ($)	209	242	224	220	198	220	222	214	276	226
EBITDA ($)	132,647	(4,954)	(196,491)	(68,798)	196,468	(92,617)	31,523	135,375	(337,659)	(202,284)

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

September 30, 2006

YTD production was 27,689 mt versus 27,018 mt, a 2.4% increase, while sales tonnage was down 4.2% year over year. Cost of product increased by $120,520 or 2.3% . Total gross profit was down by $367,048 reflecting a combination of lower selling price ($7/mt) and higher cost of production ($10/mt).

Spur continues to improve operations at YSC. $200,000 was invested in the first quarter of 2006 to improve operating efficiencies and product quality at YSC. Spur also settled a complex bank loan issue with its joint venture partner, YPCC, and restructured a working capital loan with a local bank.

“With the capability to produce high quality product at name plate capacity Spur is now focusing its attention on improving product marketing” Dr. Rennie explained. “Now that Spur and Hebei Tianren have signed their final agreement, we are working with the Ag Franchise Company of Hebei Tianren to access its extensive marketing channels and to achieve a premium price based on our improved product quality.”

Spur Ventures-Hebei Tianren Merger
China’s Ministry of Commerce (MofCom) Introduces New Legislation

On June 18, 2006 Spur announced that it had signed a definitive agreement to acquire the shares of four of the subsidiary companies of Hebei Tianren (the "Target Companies"), a privately held Chinese fertilizer company.

On September 8, 2006 the Chinese Minister of Commerce introduced new regulations which for the first time set clear guidelines and procedures for the type of share for share exchange agreed to by Spur and Hebei Tianren.

“These guidelines are a net positive for Spur because it will no longer be necessary to set up off shore entities to implement the share exchange and permission can be obtained for all four companies from MofCom instead of having to apply for each company sequentially and in three separate provinces”, Dr. Rennie explained.

Spur and Hebei Tianren recognize they will be pioneers in this approval process and that the transaction may be reviewed by the Chinese Securities Regulatory Commission since it could be considered a Reverse Take Over

“While this new procedure may cause some delay in the formal acquisition of the two new NPK production companies and the trading company, it should result in a faster closing of all four entities” Dr. Rennie continued.

“I want to emphasize that, based on our June 18 Agreement with Hebei Tianren, Spur has been working with Hebei Tianren to manage all four companies since the beginning of June, and all earnings will be retained until such time as official Chinese and TSX approval is received. At that time, in accordance with the terms of the June 18 Agreement Spur will receive 7/12 of the Target Companies' 2006 earnings."

Revenues for the nine months ended September 30, 2006 for the Target Companies (according to Hebei Tianren’s unaudited financial statements, based on Chinese GAAP) are about 3% higher than the same period of 2005, with an EBIDTA of $2.1 million and Net Income of $1.1 million.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

September 30, 2006

Mining License Transfer to YMC

In 2003 Spur Chemicals (BVI) Inc. signed a joint venture agreement with Yichang Phosphorus Chemical Industries Group Co. ("YPCC") for the Sino-Canadian Integrated Phosphate Mining and Fertilizer Project in Yichang. This project was officially introduced to the Chinese Premier by then Prime Minister Jean Chrétien and was approved by the National Development Reform Commission (NDRC), and the joint venture was approved by the Ministry of Commerce (MofCom). On the basis of the joint venture Agreement, the Central Land and Resources department issued mining licenses to YPCC in February and October of 2004 for the Dianziping and Shukongping mines respectively. These are and remain the only fertilizer-based mines to be issued to a joint venture partner of a foreign company in China

On March 24, 2005, Spur completed its obligation for the first 15% of its Registered Capital investment in YMC, thus setting the stage for YPCC to initiate the formal transfer process of the two mining licenses to the YMC joint venture in which Spur Ventures (BVI) has a 78% controlling interest.

Detailed geological surveys were conducted by Jacobs Engineering of Florida to validate the quality of the deposits and detailed engineering studies were developed both by Jacobs and by Chinese mining engineers prior to the submission of the official project to China’s NDRC for approval.

“Although Spur has been in China since 1996, the clock on the mining license transfer started ticking on March 24, 2005, not back in 1996 as some may think” Dr. Rennie explained. Since March 24, 2005 YMC has undergone thorough review, as required for a foreign controlled joint venture in China, at the two district levels where each of the two mines are located and at the Yichang City level. On October 15, 2005, Spur signed an MOU with Yichang City which further clarified the decision-making process.

At the present time, Spur is assisting YPCC in its negotiations with Yiling County (Dianziping mine) and Xinshang District (Shukongping mine) to compensate small miners who were required to vacate the mining properties at the time of the licenses being issued to YPCC.

Spur’s original plan was to construct its compound phosphate fertilizer plant at Yidu. For that reason in 2004 Spur acquired a 100K mt/yr NPK plant which is now Yichang Spur Chemicals (YSC). China’s new policies now give better protection to landowners, and the City of Yidu is no longer able to supply Spur with sufficient land to build the planned world scale plant. Accordingly, over the last six months, Spur has been working with the Land and Resources Bureau of Yichang City to identify a new site for the plant. The acquisition of land in China is a complicated process involving three levels of government and several departments at each level.

"The time frames involved so far are not abnormal in China or in many other countries”, Dr. Rennie said. “We have continued our engineering studies for both the mining and the fertilizer component of our integrated Project so that when the mining licenses are officially transferred, we will be ready to start”.

“Acquiring a natural resource is a time consuming process for a foreign company, not only in China but throughout the world” Dr. Rennie commented. “We are continuing to work with the Chinese government to advance our project, and appreciate the continued guidance and support of the Government of Canada and the Canada-Chinese Business Council".

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

September 30, 2006

Spur will be the preferred supplier of all the knowledge, products and services the Chinese farmer needs to be successful.

For further information, please contact Dr. Robert Rennie at 604-689-5564, Mr. Michael Kuta at 604-697-6201.

This news release includes certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although Spur Ventures believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include phosphate and potash prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 682-2802 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com